# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UiPath, Inc., CIK 0001734722
CUSIP: 90364P105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: ONE VANDERBILT AVENUE, 60TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-26-001833
Filed by CIK 0001515070

## Reporting persons
- Westbourne River Event Master Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,264,462; sole dispositive power 0; shared dispositive power 5,264,462; aggregate amount beneficially owned 5,264,462 (1.2% of the class)
- Tetragon Financial Group Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 30,950,000; sole dispositive power 0; shared dispositive power 30,950,000; aggregate amount beneficially owned 30,950,000 (6.8% of the class)
- Tetragon Partners L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (1.9% of the class)
- Tetragon Partners GP Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (1.9% of the class)
- Tetragon Partners US LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,264,462; sole dispositive power 0; shared dispositive power 5,264,462; aggregate amount beneficially owned 5,264,462 (1.2% of the class)
- Tetragon Partners UK LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 8,500,000; sole dispositive power 0; shared dispositive power 8,500,000; aggregate amount beneficially owned 8,500,000 (1.9% of the class)
- Tetragon Financial Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 30,950,000; sole dispositive power 0; shared dispositive power 30,950,000; aggregate amount beneficially owned 30,950,000 (6.8% of the class)
- Patrick G. G. Dear: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 30,950,000; sole dispositive power 0; shared dispositive power 30,950,000; aggregate amount beneficially owned 30,950,000 (6.8% of the class)
- Reade E. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 30,950,000; sole dispositive power 0; shared dispositive power 30,950,000; aggregate amount beneficially owned 30,950,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: UiPath, Inc.
Address of issuer's principal executive offices: One Vanderbilt Avenue, 60th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

i. Westbourne River Event Master Fund ("WREMF"), a Cayman Islands exempted company, with respect to the Class A common stock, par value $0.00001 per share (the "Shares"), of UiPath, Inc. (the "Company") directly held by it;

ii. Tetragon Financial Group Limited ("Tetragon"), a Guernsey company, as the parent company of the General Partner (as defined below), with respect to the Shares directly held by it, WREMF and Blackwell Partners LLC - Series A (the "Managed Account"), one of the series of a limited liability company formed under the laws of the State of Delaware;

iii. Tetragon Partners L.P. ("Tetragon Partners"), a Cayman Islands limited partnership, as the parent company of the US Investment Manager and the UK Investment Manager (each as defined below), with respect to the Shares directly held by WREMF and the Managed Account;

iv. Tetragon Partners GP Ltd ("General Partner"), a Cayman Islands limited company, as the general partner of Tetragon Partners, with respect to the Shares directly held by WREMF and the Managed Account;

v. Tetragon Partners US LP ("US Investment Manager"), a Delaware limited partnership, as the investment manager of WREMF, with respect to the Shares directly held by WREMF;

vi. Tetragon Partners UK LLP ("UK Investment Manager"), a United Kingdom limited liability partnership, as the investment manager of WREMF and the Managed Account, with respect to the Shares directly held by WREMF and the Managed Account;

vii. Tetragon Financial Management L.P. ("Tetragon Manager"), a Delaware limited partnership, as the investment manager of Tetragon, with respect to the Shares directly held by Tetragon, WREMF and the Managed Account;

viii. Patrick G. G. Dear ("Mr. Dear"), as principal to US Investment Manager, UK Investment Manager and Tetragon Manager, with respect to the Shares directly held by Tetragon, WREMF and the Managed Account; and

ix. Reade E. Griffith ("Mr. Griffith"), as principal to US Investment Manager, UK Investment Manager and Tetragon Manager, with respect to the Shares directly held by Tetragon, WREMF and the Managed Account.
Address of principal business office or, if none, residence: The address of the principal office of each of WREMF, Tetragon, Tetragon Partners, General Partner, UK Investment Manager, Messrs. Dear and Griffith is c/o Tetragon Partners UK LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of each of Tetragon Manager and US Investment Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.
Citizenship: WREMF is a Cayman Islands exempted company. Tetragon is a Guernsey company. Tetragon Partners is a Cayman Islands limited partnership. The General Partner is a Cayman Islands limited company. Each of US Investment Manager and Tetragon Manager is a Delaware limited partnership. UK Investment Manager is a United Kingdom limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 453,429,560 Shares outstanding as of May 29, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, filed with the Securities and Exchange Commission on June 4, 2026.
Percent of class: 6.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Westbourne River Event Master Fund: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Financial Group Limited: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Partners L.P.: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Partners GP Ltd: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Partners US LP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Partners UK LLP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Tetragon Financial Management LP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (07/15/2026)
- Patrick G. G. Dear: /s/ Patrick G.G. Dear, Patrick G.G. Dear, Individually (07/15/2026)
- Reade E. Griffith: /s/ Reade E. Griffith, Reade E. Griffith, Individually (07/15/2026)